Exhibit 1

PERION REPORTS RECORD FIRST QUARTER REVENUE AND EBITDA, DATED MAY 15, 2014

Following Transformative ClientConnect Acquisition, non-GAAP Revenues Reach $117
Million and EBITDA Grows to $34 Million

Tel Aviv and San Francisco – May 15, 2014 – Perion Network Ltd. (NASDAQ: PERI), today announced record financial results for the first quarter ended March 31, 2014.

Q1 2014 non-GAAP Financial Highlights:
•	Revenues increased to $117.1 million;
•	EBITDA increased to $33.6 million, or 29% of revenues;
•	Net income increased to $27.6 million, or 24% of revenues;
•	Earnings per diluted share was $0.40;
•	Cash flow from operations reached $13.9 million; and
•	Perion completed the quarter with $51.2 million in cash and cash equivalents.

Josef Mandelbaum, Perion’s CEO commented: “We are very pleased with our first quarter performance as a combined company. The integration proceeded more smoothly and more rapidly than we anticipated, and the combined operations are delivering record results with strong top- and bottom-line growth. The post-merger integration work we completed, combined with our newfound scale, sophisticated analytical capabilities, and combined talent, helped produce a strong start to 2014. While there still remain some headwinds in the overall industry we are increasingly confident in our ability to adapt, gain market share and diversify and are therefore very excited about the future of the new Perion.”

“As an industry leader in the app developer ecosystem on the desktop, we are now positioning ourselves to be the same on the mobile platform,” added Mr. Mandelbaum. “Our expertise in helping app developers grow, monetize and optimize their business makes us the ideal partner for the mobile platform. Our technology, data set and people give me great confidence that we will be one of the leading companies that provides solutions for each platform and more importantly cross platform. Over the course of the remainder of the year you should expect to see some exciting new initiatives from us in the mobile and data driven programmatic advertising space which will further diversify and strengthen our business.”

Non-GAAP Financial Comparison for the First Quarter of 2014:

In accordance with accepted accounting principles the acquisition of ClientConnect by Perion, which closed on January 2, 2014, is accounted for as a reverse acquisition. Therefore going forward, Perion will be comparing its results to those of ClientConnect in 2013. In the interest of transparency, the Company is also providing this quarter, comparative results on a combined basis. The combined results are calculated as the sum of Perion and ClientConnect results for the entire first quarter of last year.

Revenue: In the first quarter of 2014 revenues were a record $117.1 million, increasing 47%, compared to ClientConnect revenues of $79.7 million in the first quarter of 2013 and increasing 9% compared to combined revenues of $ 107.3 million in the first quarter of 2013. Non-GAAP revenues in the first quarter of 2014 include $2.3 million of deferred product revenues, which in accordance with U.S. GAAP were recorded at fair value on the acquisition date.

Customer Acquisition Costs (“CAC”): In the first quarter of 2014, Perion increased its investment in CAC to $59.6 million. In the first quarter of 2014 CAC represented 51% of revenues, compared to 50% in the first quarter of 2013 by ClientConnect and 48% revenues on a combined basis in the first quarter of 2013.

Operating Expenses: Excluding CAC, operating expenses in the first quarter of 2014 were $24.5 million, or 21% of revenues, compared to $17.9 million, or 22% of revenues, at ClientConnect in the first quarter of 2013. Non GAAP operating expenses in the first quarter of 2014 excluded $4.5 million amortization of acquired intangible assets, $4.4 million in non-cash equity compensation expenses and $2.9 million in acquisition related expenses, all of which were included in the GAAP numbers. In the first quarter of 2013, non GAAP operating expenses included $7.7 million activity which in the GAAP report were associated with discontinued operations and excluded from operating expenses.

EBITDA: In the first quarter of 2014, EBITDA was $33.6 million, or 29% of revenues, a 49% increase compared to the $22.5 million, or 28% of revenues at ClientConnect in the same quarter last year, despite the $19.5 million increase in CAC. On a combined basis EBITDA increased 10% from the first quarter of 2013.

Net Income: In the first quarter of 2014, net income was $27.6 million, or 24% of revenues, increasing 41%, from $19.5 million at ClientConnect in the first quarter of 2013. On a combined basis, net income increased 9% from $25.3 million in the first quarter of 2013.

Cash and Cash Flow from Operations: As of March 31, 2014 cash and cash equivalents were $51.2 million. This was made up of primarily $13.9 million, cash flow from operations, a $23.4 million cash balance at Perion prior the acquisition and a $14.8 million short term loan from Conduit to support working capital post acquisition.

2014 Financial Outlook:

Management today reaffirmed its financial outlook for 2014 as announced on March 3, 2014:

•	Revenue is expected to be in the range of $460 million to $470 million.

•	EBITDA is expected to be in the range of $125 million to $130 million.

•	Net Income is expected to be in the range of $103 million to $108 million.

Conference Call

Perion will host a conference call to discuss the results today, May 15, 2014 at 10 a.m. EDT (5 p.m. Israel Time). Details are as follows:

•	Conference ID: 3820590

•	Dial-in number from within the United States: 1-888-438-5525

•	Dial-in number from Israel: 1-809-245906

•	Dial-in number (other international): 1-719-457-1512

•	Playback, available until May 22, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 3820590 for the replay.

•	A live webcast is accessible at http://www.perion.com/events-presentations

About Perion Network Ltd.
Perion powers innovation. Perion is a global performance-based media and Internet Company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. Our leading self-service platform with simple integration and robust, built-in analytics, empowers digital businesses to optimize distribution and maximize revenue. Our distribution solutions, which are based on our own experience as an app developer, position us to best understand the needs of developers, and enable developers to focus exclusively on creating high-quality digital product and content. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, certain business combination accounting entries and tax adjustments re non-GAAP adjustments: non-recurring financial income; deferred financial expenses; and discontinued operations related expenses. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operations. The intangible assets created in the reverse acquisition of Perion are preliminary and subject to further review and completion of valuation analyses.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the ClientConnect transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended March 31,
	2014	2013	2013
		ClientConnect	Combined

Revenue	$117,115	$79,679	$107,257

Operating expenses	$84,108	$57,945	$77,901

EBITDA	$33,562	$22,488	$30,389

Net Income	$27,598	$19,536	$25,319

Diluted EPS	$0.40	$0.36

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Quarter ended March 31,
	2014	2013
Revenues:
Search	$95,182	$69,465
Products and other	19,641	9,838

Total revenues	114,823	79,303
Operating expenses:
Cost of revenues	6,393	1,449
Customer acquisition costs	59,582	40,089
Research and development	13,327	5,136
Selling and marketing	5,824	2,522
General and administrative	10,866	2,235
Total operating expenses	95,992	51,431
Operating income	18,831	27,872
Financial (expense) income, net	(393)	852
Income before taxes on income	18,438	28,724
Taxes on income	4,622	3,785
Net income – continuing operations	13,816	24,939
Net loss - discontinued operations	-	(6,565)
Net income	$13,816	$18,374

Net income (loss) per share - basic:
Continuing operations	$0.21	$0.46
Discontinued operations	$-	$(0.12)

Net income (loss) per share - diluted:
Continuing operations	$0.20	$0.46
Discontinued operations	$-	$(0.12)

Number of shares - basic:
Continuing and discontinued operations	67,175	53,906

Number of shares - diluted:
Continuing operations	68,226	54,555
Discontinued operations	68,226	53,906

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended March 31,
	2014	2013

GAAP revenues	$114,823	$79,303
Revenues from discontinued operations	-	376
Valuation adjustment on acquired deferred product revenues	2,292	-
Non-GAAP revenues	$117,115	$79,679

GAAP operating expenses	$95,992	$51,431
Acquisition related expenses	(2,948)	-
Discontinued operations operating expenses	-	7,676
Share based compensation	(4,436)	(1,162)
Amortization of acquired intangible assets	(4,500)	-
Non-GAAP operating expenses	$84,108	$57,945

GAAP net income	$13,816	$18,374
Valuation adjustment on acquired deferred product revenues	2,292	-
Acquisition related expenses	2,948	-
Share based compensation	4,436	1,162
Amortization of acquired intangible assets	4,500	-
Accretion of payment obligation related to acquisitions	268	-
Taxes related to amortization of acquired intangible assets	(662)	-
Non-GAAP net income	$27,598	$19,536

Non-GAAP net income	$27,598	$19,536
Income tax expense	4,622	3,785
Interest expense (income), net	393	(852)
Accretion of payment obligation related to acquisitions	(268)	-
Taxes related to amortization of acquired intangible assets	662	-
Depreciation	555	754
Discontinued financial income, net	-	(60)
Discontinued tax benefit	-	(675)
Non-GAAP EBITDA	$33,562	$22,488

GAAP diluted earnings per share	$0.20	$0.46
Non-GAAP diluted earnings per share	$0.40	$0.36
Shares used in computing US GAAP and non-GAAP diluted earnings per share	68,226	54,555

PERION NETWORK LTD.

RECONCILIATION OF CLIENTCONNECT NON-GAAP TO COMBINED NON-GAAP RESULTS FOR FIRST QUARTER OF 2013

U.S. dollars and number of shares in thousands (except per share data), unaudited

Quarter ended March 31, 2013

ClientConnect non-GAAP revenues	$79,679
Perion non-GAAP revenues as reported	27,578
Combined non-GAAP revenues	$107,257

ClientConnect non-GAAP operating expenses	$57,945
Perion non-GAAP operating expenses (including cost of revenues) as reported	19,956
Combined non-GAAP operating expenses	$77,901

ClientConnect non-GAAP net income	$19,536
Perion non-GAAP net income as reported	5,783
Combined non-GAAP net income	$25,319

ClientConnect non-GAAP EBITDA	$22,488
Perion non-GAAP EBITDA as reported	7,901
Combined non-GAAP EBITDA	$30,389

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2014	December 31, 2013
Assets	Unaudited

Current assets:
Cash and cash equivalents	$51,174	$949
Restricted cash	1,541	-
Trade receivables	48,871	-
Other current assets	6,127	400
Total current assets	107,713	1,349
Property and equipment, net	3,723	2,189
Goodwill and other intangible assets, net	191,829	27,520
Other assets	3,064	-
Total assets	$306,329	$31,058

Liabilities and Stockholders’ Equity

Current liabilities:
Current maturities of long term debt	$17,133	$-
Trade payables	45,283	13,358
Deferred revenues	7,923	6,250
Payment obligation related to acquisition	8,996	-
Accrued expenses and other liabilities	19,455	1,423
Total current liabilities	98,790	21,031
Long-term debt	3,675	-
Other long term liabilities	4,927	-
Total liabilities	107,392	21,031
Stockholders’ equity:
Ordinary shares	183	147
Additional paid-in capital	184,938	9,880
Retained earnings	13,816	-
Total stockholders’ equity:	198,937	10,027
Total liabilities and stockholders’ equity	$306,329	$31,058

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Quarter ended March 31,
	2014	2013
Operating activities:
Net income	$13,816	$18,374
Loss from discontinued operations, net	-	(6,565)
Income from continuing operations	13,816	24,939
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,055	521
Stock based compensation expense, net	4,436	721
Acquisition related expenses paid by shareholders	3,060	-
Accrued interest, net	81	243
Accretion of payment obligation related to acquisition	268	-
Deferred income taxes	(1,350)	89
Changes in assets and liabilities	(11,502)	10,451

Net cash provided by operating activities	13,864	36,964
Net cash used in discontinued operations	-	(6,986)
Net cash provided by operating activities	13,864	29,978
Investing activities:
Purchase of property and equipment	(711)	(249)
Restricted cash, net	(422)	-
Proceeds from short-term bank deposits	-	45,970
Cash acquired through merger with Perion Network Ltd.	23,364	-
Net cash provided by continuing operations	22,231	45,721
Net cash provided by discontinuing operations	-	469
Net cash provided by investing activities	22,231	46,190
Financing activities:
Deferred payment made in connection with acquisition	(45)	-
Proceeds from short-term loan	14,750	-
Repayment of long-term loans	(575)	-
Net cash provided by financing activities	14,130	-

Net Increase in cash and cash equivalents	50,225	76,168
Increase in cash and cash equivalents - discontinued operations	-	1,509
Cash and cash equivalents at beginning of year	949	78,395

Cash and cash equivalents at end of period	$51,174	$156,072